

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 21, 2007

Mr. David J. Copeland
Director, Chief Executive Officer
Rockwell Ventures Inc.
Suite 1020 – 800 West Pender Street
Vancouver, BC, Canada   V6C 2V6

> **Re: Rockwell Ventures Inc.**
> **Form 20-F/A2 for the Fiscal Year Ended May 31, 2006**
> **Filed May 16, 2007**
> **File No. 000-30588**

Dear Mr. Copeland:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief